UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 8-A/A
Amendment No. 1
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
DISCOVERY COMMUNICATIONS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	35-2333914
(State of Incorporation or organization)	(I.R.S. Employer Identification no.)

One Discovery Place
Silver Spring, Maryland	20910
(Address of Principal Executive Offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Series A Junior Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC
Series B Junior Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC
Series C Junior Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: 333-151586
(if applicable)
Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered.
     Item 1 of Discovery Communications, Inc.’s Registration Statement on Form 8-A dated September 12, 2008, is hereby amended and restated to read in its entirety as follows:
     UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, RIGHTS OWNED BY OR TRANSFERRED TO ANY PERSON WHO IS OR BECOMES AN ACQUIRING PERSON (AS DEFINED IN THE RIGHTS AGREEMENT) AND CERTAIN TRANSFEREES THEREOF WILL BECOME NULL AND VOID AND WILL NO LONGER BE TRANSFERABLE.
SUMMARY OF RIGHTS TO PURCHASE
SHARES OF PREFERRED STOCK OF
DISCOVERY COMMUNICATIONS, INC.
On September 17, 2008, the Board of Directors of Discovery Communications, Inc. (the “Company”) declared a dividend of preferred share purchase rights to holders of the Company’s Common Stock of record and holders of the Company’s Convertible Preferred Stock of record as of immediately after the effectiveness of the Merger (the “Record Date”). The dividend consisted of one Series A Right for each share of Series A Common Stock outstanding or Series A Convertible Preferred Stock outstanding on the Record Date, one Series B Right for each share of Series B Common Stock outstanding on the Record Date and one Series C Right for each share of Series C Common Stock outstanding or Series C Convertible Preferred Stock outstanding on the Record Date. Each Series A Right represents the right to purchase 1/1000th of a share of the Company’s Series A Junior Participating Preferred Stock, par value $.01 per share (the “Series A Junior Preferred Stock”), each Series B Right represents the right to purchase 1/1000th of a share of the Company’s Series B Junior Participating Preferred Stock, par value $.01 per share (the “Series B Junior Preferred Stock”) and each Series C Right collectively with the Series A Rights and the Series B Rights, the “Rights”) represents the right to purchase 1/1000th of a share of the Company’s Series C Junior Participating Preferred Stock, par value $.01 per share (the “Series C Junior Preferred Stock” and, collectively with the Series A Junior Preferred Stock and the Series B Junior Preferred Stock, the “Preferred Stock”). The description and terms of the Rights are set forth in a Rights Agreement, dated as of September 17, 2008 and amended as of December 10, 2008, as the same may be further amended from time to time (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”).
Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has become an “Acquiring Person” (as described below) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group of affiliated or associated persons becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates or Convertible Preferred Stock certificates outstanding as of the Record Date, by such Common Stock certificate or Convertible Preferred Stock certificate together with this Summary of Rights, or in the case of uncertificated shares, the balances indicated in the book-entry account system of the transfer agent for the Common Stock or the Convertible Preferred Stock. Except in certain situations, a person or group of affiliated or associated persons becomes an “Acquiring Person” upon acquiring beneficial ownership of 10% or more of the outstanding shares of Common Stock. Notwithstanding the foregoing, generally, where a person or group of affiliated or associated persons has a Schedule 13G on file with the Securities and Exchange Commission pursuant to the requirements of Rule 13d-1 under the Exchange Act, and only for so long as such person or group of affiliated or associated persons continues to report on Schedule 13G, does not acquire beneficial ownership of shares of Series A Common Stock representing 10% or more of the outstanding shares of Common Stock (for purposes of calculating the shares of Series A Common Stock beneficially owned by a person, treating any shares of Series B Common Stock beneficially owned as having been converted into shares of Series A Common Stock) and does not acquire beneficial ownership of 5% or more of the outstanding shares of Series B Common Stock, such person or group of affiliated or associated persons becomes an Acquiring Person upon acquiring beneficial ownership of 20% or more of the outstanding shares of Common Stock.
The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the Common Stock or the Convertible Preferred Stock. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates or Convertible Preferred Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock or Convertible Preferred Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the transfer of any shares of Common Stock or Convertible Preferred Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with such shares of Common Stock or Convertible Preferred Stock. As soon as practicable following the Distribution Date, separate certificates evidencing the Series A Rights (“Series A Right Certificates”), the Series B Rights (“Series B Rights Certificates”) and the Series C Rights (“Series C Rights Certificates” and, collectively with the Series A Right Certificates and the Series B Right certificates, the “Right Certificates”) will be mailed to holders of record of the Series A Common Stock, the Series B Common Stock, the Series C Common Stock, the Series A Convertible Preferred Stock and the Series C Convertible Preferred Stock, respectively (other than any Acquiring Person or any Associate or Affiliate of an Acquiring Person), as of the close of business on the Distribution Date, and thereafter such separate Rights Certificates alone will evidence the Rights.
The Rights are not exercisable until the Distribution Date. The Rights will expire on September 17, 2018 (the “Final Expiration Date”), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.
The Purchase Price payable to exercise the Rights, and the number of shares of Preferred Stock or other securities or property issuable upon any such exercise are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the

Preferred Stock of certain rights, options or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).
The number of outstanding Rights associated with each share of Common Stock is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date. The number of outstanding Rights associated with each share of Convertible Preferred Stock is subject to adjustment in the event of a stock dividend on the Convertible Preferred Stock payable in shares of Convertible Preferred Stock or subdivisions, consolidations or combinations of the Convertible Preferred Stock occurring, in any such case, prior to the Distribution Date.
Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $10.00 per share of Preferred Stock, and (b) an amount per share of Preferred Stock equal to 1,000 times the dividend declared per share of the applicable series of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $10.00 per share (plus any accrued but unpaid dividends), and (b) an amount equal to 1,000 times the payment made per share of the applicable series of Common Stock. Each share of Preferred Stock will have 1,000 times the number of votes each share of the applicable series of Common Stock has on matters such series is entitled to vote on, which shall be voted together with the applicable series of Common Stock (and, accordingly, the Series C Junior Preferred Stock, like the Series C Common Stock, will not ordinarily have any voting power). Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of the applicable series of Common Stock. These rights are protected by customary antidilution provisions.
Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the 1/1000th interest in a share of Preferred Stock purchasable upon exercise of each Series A Right, Series B Right and Series C Right should approximate the value of one share of Series A Common Stock, Series B Common Stock and Series C Common Stock, respectively.
In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights Beneficially Owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Series A Common Stock (in the case of a Series A Right), Series B Common Stock (in the case of a Series B Right) or Series C Common Stock (in the case of a Series C Right), having a market value equal to two times the exercise price of the Right.
In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction, or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights Beneficially Owned by an Acquiring Person, which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in such transaction (or its parent) that at the time of such transaction have a market value equal to two times the exercise price of the Right.
At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of shares of Common Stock representing 50% or more of the total number of votes entitled to be cast generally by the holders of the Common Stock then outstanding, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person, which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company’s preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.
With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of 1/1000th of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.
At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”) payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board of Directors of the Company shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
For so long as the Rights remain redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.
Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.
This summary description of the Rights does not purport to be correct and is qualified in its entirety by reference to the Rights Agreement, as the same may be amended from time to time, which is hereby incorporated herein by reference.

Item 2. Exhibits.
The following exhibits are filed as part of this Registration Statement on Form 8-A.

99.1	Form of Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-4 filed on August 1, 2008 (File No. 333-151586)).

99.2	Form of Rights Agreement, by and between Discovery Communications, Inc. and Computershare Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed on July 18, 2008 (File No. 333-151586)).

99.3	Amendment No. 1 to Rights Agreement by and between Discovery Communications, Inc. and Computershare Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 11, 2008).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

	Discovery	Communications, Inc.

Date: December 12, 2008	By: Name:	/s/ Joseph A. LaSala, Jr. Joseph A. LaSala, Jr.
	Title:	Senior Executive Vice President, General
Counsel and Secretary

EXHIBIT INDEX
The following exhibits are filed as part of this Registration Statement on Form 8-A.

99.1	Form of Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-4 filed on August 1, 2008 (File No. 333-151586)).

99.2	Form of Rights Agreement, by and between Discovery Communications, Inc. and Computershare Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed on July 18, 2008 (File No. 333-151586)).

99.3	Amendment No. 1 to Rights Agreement by and between Discovery Communications, Inc. and Computershare Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 11, 2008).